Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Three Months Ended March 31,
	2015	2014
Income from continuing operations before income taxes	$135,596	$54,502
Add:
Interest expense	43,584	45,378
Portion of rent expense representative of the interest factor	4,191	5,775
Income as adjusted	$183,371	$105,655

Fixed charges:
Interest expense	$43,584	$45,378
Portion of rent expense representative of the interest factor	4,191	5,775
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	7,457	7,482
Total fixed charges	$55,232	$58,635

Ratio of earnings to fixed charges	3.32	1.80

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.